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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 8-A


                For Registration of Certain Classes of Securities
                     Pursuant to Section 12(b) or (g) of the
                         Securities Exchange Act of 1934


                                 SUNSOURCE INC.
          -----------------------------------------------------------
             (Exact name of registrant as specified in its charter)



               DELAWARE                                   23-2874736
---------------------------------------     -----------------------------------
(State of incorporation or organization)    (I.R.S. Employer Identification No.)



         3000 One Logan Square
      Philadelphia, Pennsylvania                            19103
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(Address of principal executive offices)                  (Zip Code)


If this Form relates to the registration of a class of securities pursuant to
Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A. (c), please check the following box. |X|

If this Form relates to the registration of a class of securities pursuant to
Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A. (d), please check the following box. |_|

        Securities to be registered pursuant to Section 12(b) of the Act:


      Title of each class                    Name of each exchange on which
      to be so registered                    each class is to be registered
      -------------------                    ------------------------------

        Preferred Share                          New York Stock Exchange
        Purchase Rights


        Securities to be registered pursuant to Section 12(g) of the Act:


                                      None
          -----------------------------------------------------------
                                (Title of class)


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Item 1.  Description of Registrant's Securities to be Registered.
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                  On July 31, 1997 the Board of Directors of SunSource Inc. (the
"Company") declared a dividend distribution of one right (a "Right") for each outstanding share of Common Stock, $0.01 par value (each, a "Common Share"), of the Company to stockholders of record at the close of business on July 31, 1997. Each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of Series A Junior Participating Preferred Stock, par value $0.01 per share, of the Company (the "Preferred Shares"), or a combination of securities and assets of equivalent value, at a Purchase Price of $75, subject to adjustment. The Purchase Price may be paid, at the option of the holder, in cash or Common Shares having a value at the time of exercise equal to the Purchase Price. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Company and Registrar and Transfer Company, as Rights Agent.

                  Until the Distribution Date, ownership of the Rights will be evidenced by and will be transferred with and only with the certificates representing the Common Shares, and no separate Rights Certificates will be distributed. The Distribution Date will occur upon the earlier of (i) ten days following a public announcement that a person or group has acquired, or obtained the right to acquire, beneficial ownership of 20% or more of the outstanding Common Shares, or (ii) the close of business on a date fixed by the Board of Directors following the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning 20% or more of the outstanding Common Shares. The Rights are not exercisable until the Distribution Date and will expire at the close of business on September 30, 2007, unless earlier redeemed by the Corporation as described below.

                  Except in the circumstances described below, after the Distribution Date each Right will be exercisable for one-hundredth of a Preferred Share (a "Preferred Share Fraction"). Each Preferred Share Fraction carries voting and dividend rights that are intended to produce the equivalent of one Common Share. Each Preferred Share Fraction will entitle the holder to receive dividends each calendar quarter in an amount equal to the aggregate per share amount in cash of all dividends or other distributions (other than dividends payable in Common Shares) declared on the Common Shares during the preceding quarter. Each Preferred Share Fraction will entitle the holder to one vote on all matters submitted to a vote of the stockholders of the Company. Each Preferred Share Fraction will have a liquidation preference equal to the greater of $1.00 per share, plus accrued dividends, or an amount per share equal to the aggregate amount to be distributed per share to holders of Common Shares. The Preferred Share Fractions are not redeemable.

                  It is unlikely that a holder of a Right will ever exercise the Right to receive Preferred Shares. The Rights may be exercised if a "Flip-in" or "Flip-over" event occurs.

                  If a "Flip-in" event occurs and the Distribution Date has passed, the holder of each Right, with the exception of the Acquiror, is entitled to purchase $75 worth of Common Shares for $37.50. The Rights will no longer be exercisable into Preferred Shares at that time. A "Flip-in" event takes place if one of the following happens:

         o A person or group acquires 20% or more of the outstanding Common Shares.

         o A 20% stockholder merges with or acquires the Company and an equity security of the Company remains outstanding.

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         o    A 20% stockholder engages in "self-dealing" transactions with the
              Company, defined as (i) the receipt of securities from the Company; (ii) the sale of assets by the 20% stockholder to, from or with the Company having a value of more than $5,000,000 or on terms and conditions less favorable to the Company than the Company would be able to obtain in an arm's length negotiation with an unaffiliated third party; (iii) the receipt by the 20% stockholder of compensation other than for full time employment at regular rates; and (iv) the receipt by the 20% stockholder of the benefit of any loans, guarantees or other financial assistance or tax credits from the Company. The Board of Directors of the Company has the power to administer and interpret the Plan.

         If a "Flip-over" event occurs, the holder of Rights is entitled to purchase $75 worth of the Acquiror's stock for $37.50 for each Right held. A "Flip-over" event occurs if the Company is acquired or merged and no outstanding shares remain or if 50% of the Company's assets or earning power is sold or transferred. The Rights Plan prohibits the Company from entering into this sort of transaction unless the Acquiror agrees to comply with the "Flip-over" provisions of the Plan.

         The Rights can be redeemed by the Company for $.005 per right until up to ten days after the public announcement that someone has acquired 20% or more of the Company's Common Shares or the Board can extend the redemption period for as long as it determines appropriate. If the Rights are not redeemed or substituted by the Company, they will expire on September 30, 2007.

                  A copy of the Rights Agreement is being filed with the Securities and Exchange Commission as an Exhibit to this Registration Statement on Form 8-A. This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is incorporated herein by reference.

Item 2.  Exhibits.

         1. Rights Agreement, dated as of July 31, 1997, between SunSource Inc. and Registrar and Transfer Company, as Rights Agent, which includes, as Exhibit A thereto, the Resolutions of the Board of Directors with respect to Series A Junior Participating Preferred Shares and as Exhibit B thereto, the form of Rights Certificate (Incorporated by reference to Exhibit 10.5 to Registration Statement No. 333-19077 on Form S-4).

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                                    SIGNATURE


                  Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.



                              SUNSOURCE INC.




                                            By:       /s/ Joseph M. Corvino
                                                     -------------------------
                                            Name:    Joseph M. Corvino
                                            Title:   Vice President-Finance,
                                                     Chief Financial Officer


Dated: June 30, 1998


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                                  Exhibit Index


            Exhibit No.                     Description
            -----------                     -----------

                1. Rights Agreement, dated as of July 31, 1997, between SunSource Inc. and Registrar and Transfer Company, as Rights Agent, which includes, as Exhibit A thereto, the Resolutions of the Board of Directors with respect to Series A Junior Participating Preferred Shares and as Exhibit B thereto, the form of Rights Certificate (Incorporated by reference to Exhibit 10.5 to Registration Statement No. 333-19077 on Form S-4).